UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MassMutual AccessSM Pine Point Fund

(Name of Issuer)

MassMutual AccessSM Pine Point Fund

(Name of Person(s) Filing Statement)

Class 1 Shares

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Class 2 Shares

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Class 3 Shares

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Andrew M. Goldberg, Esq.

Secretary

MassMutual AccessSM Pine Point Fund

1295 State Street

Springfield, Massachusetts 01111-0001

(413) 744-1000

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Timothy W. Diggins

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Gregory C. Davis

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, California 94111-4006

March 22, 2022

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

Items 1 through 11.

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed by MassMutual AccessSM Pine Point Fund (the “Fund”) on March 22, 2022 relating to the tender offer (the “Offer”) by the Fund to repurchase up to 417,038 Class 1 shares of outstanding beneficial interests (“Shares”), at a price per Share equal to the net asset value per Share (that is, the value of the total assets of such class minus its total liabilities, divided by the total number of outstanding Shares of such class) effective as of June 30, 2022 on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Repurchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on April 16, 2022.

2.	Zero (0) Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

Item 12(b). Filing Fee

Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MASSMUTUAL ACCESSSM PINE POINT FUND

By:	/s/ Renee Hitchcock
Name:	Renee Hitchcock
Title:	Chief Financial Officer and Treasurer

Dated: August 1, 2022

EXHIBIT INDEX

Exhibit

Filing Fee Exhibit.